Filed pursuant to Rule 433

Registration No. 333-192518

February 1, 2016

BANC OF CALIFORNIA, INC.

5,000,000 Depositary Shares Each Representing a 1/40th Interest in a Share of

7.000% Non-Cumulative Perpetual Preferred Stock, Series E

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” in the preliminary prospectus supplement, dated February 1, 2016, to the prospectus dated February 12, 2014.

Issuer:	Banc of California, Inc. (Ticker: BANC), a Maryland corporation (the “Company”)

Principal Amount:	$125,000,000 (5,000,000 Depositary Shares representing an aggregate of 125,000 shares of Preferred Stock)

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2016, in each case if declared by the Company’s Board of Directors or any duly authorized committee of the Company’s Board of Directors

Over-allotment Option:	The underwriters also may purchase up to an additional 750,000 Depositary Shares within 30 days of the date of the final prospectus supplement at the public offering price, less underwriting discounts and commissions, solely to cover over-allotments, if any.

Day Count:	30/360

Maturity Date:	Perpetual

Optional Redemption:	The Company may redeem the Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after March 15, 2021, at a redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to but excluding the redemption date or (ii) in whole but not in part, at any time within 90 days following a “regulatory capital treatment event,” as described in the preliminary prospectus supplement, dated February 1, 2016, at a redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to but excluding the redemption date. Neither the holders of the Preferred Stock nor holders of the Depositary Shares will have the right to require redemption or repurchase of the Preferred Stock.

Listing:	The Company intends to apply to list the Depositary Shares on the New York Stock Exchange (“NYSE”) under the symbol “BANCPRE.” If the application is approved, trading of the Depositary Shares on the NYSE is expected to commence within 30 days after the original issuance date of the Depositary Shares.

Trade Date:	February 1, 2016

Settlement Date:	February 8, 2016 (T+5)

Public Offer Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:	$0.7875 per Depositary Share

Net Proceeds to the Company (before offering expenses):	$121,062,500

CUSIP/ISIN for the Depositary Shares:	05990K874/US05990K8743

Rating:	Neither the Depositary Shares nor the Preferred Stock will be rated by any Nationally Recognized Statistical Rating Organization

Lead Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Keefe, Bruyette & Woods, Inc.

Co-Managers:	Sandler O’Neill & Partners, L.P. Wunderlich

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, UBS Securities LLC at 1-888-827-7275, or Keefe, Bruyette & Woods, Inc. at 1-800-966-1559.